Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

BRAG HOUSE HOLDINGS, INC.

Brag House Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: That the Corporation’s Certificate of Incorporation, as amended, is hereby amended by adding the following paragraph after the first paragraph of Section 4 thereof:

As of 5:30am ET on June 1, 2026 (the “Reverse Split Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each 8 shares of the Corporation’s common stock, par value of $0.0001 per share (the “Common Stock”), issued and outstanding and held of record by each stockholder of the Corporation or issued and held by the Corporation in treasury immediately prior to the Reverse Split Effective Time (“Old Common Stock”) shall, automatically and without any action by the holder thereof, be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock (“New Common Stock”, with no corresponding reduction in the number of authorized shares of Common Stock (the “Reverse Split”). No fractional shares of New Common Stock will be issued in connection with the Reverse Split. If, upon aggregating all of the shares of New Common Stock held by a holder of New Common Stock immediately following the Reverse Split such holder would otherwise be entitled to a fractional share of New Common Stock, the Corporation shall pay in cash (without interest) to each such holder an amount equal to such fraction multiplied by the average of the closing sales prices of a share of Old Common Stock on the Nasdaq Capital Market during regular trading hours for the five consecutive trading days immediately preceding the date of the Reverse Split Effective Time (with such average closing sales prices proportionately adjusted to give effect to the Reverse Split). Each holder of record of a certificate or certificates, if any, representing one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable following the Reverse Split Effective Time, upon surrender of such certificate, a certificate or certificates representing the whole number of shares of New Common Stock to which such holder shall be entitled pursuant to the Reverse Split as well as cash in lieu of any fractional shares of New Common Stock to which such holder may be entitled. Any certificate representing one or more shares of the Old Common Stock not so surrendered shall from and after the Reverse Split Effective Time, automatically and without the necessity of presenting the same for exchange, be deemed to represent that number of whole shares of the New Common Stock into which the shares of the Old Common Stock previously represented by such certificate have been combined (as well as the right to receive cash in lieu of fractional shares of New Common Stock after the Reverse Split Effective Time upon the surrender thereof).”

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 242 of the DGCL, adopted resolutions authorizing and approving this Certificate of Amendment. Thereafter, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

THIRD: This Certificate of Amendment to the Certificate of Incorporation shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, BRAG HOUSE HOLDINGS, INC. has caused this Certificate to be executed by its duly authorized officer on this 29th day of May, 2026.

BRAG HOUSE HOLDINGS, INC.

By:	/s/ Lavell Juan Malloy, II
Name:	Lavell Juan Malloy, II
Title:	President and Chief Executive Officer